Mail Stop 3561

February 25, 2008

Milton C. Ault, III
President and Chief Executive Officer
Zealous Trading Group, Inc.
1800 Century Park East, Suite 200
Los Angeles, CA 90067

> **Re: Zealous Trading Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed February 15, 2008**
> **File No. 000-26383**

Dear Mr. Ault:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your response.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," and an amended Form 8-K within five business days.

1. We note that you dismissed Marcum & Kliegman, LLP on January 18, 2008 and filed the restated interim financial statements in an amended Form 10-QSB on January 22, 2008. We also note that you have not filed an Item 4.01 Form 8-K, which identifies the new registered accounting firm and the engagement date. This filing was due on the fourth day after the engagement of the new registered accounting firm. Pursuant to Item 310(b) of Regulation S-B, "prior to filing, interim financial statements included in quarterly reports on Form 10-QSB must be reviewed by an independent public accountant using professional standards and procedures…by the Commission." Please tell us the name of the registered accounting firm that reviewed the financial statements for the interim period ended August 31, 2007 included in the amended Form 10-QSB filed on January 22, 2008. If the financial statements were not reviewed, amend your Item 4.02 (b) Form 8-K and the August 31, 2007 Form 10-QSB to disclose that the financial statements have not been reviewed by a registered public accounting firm. In

addition, if you have engaged a new registered accounting firm, you should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that you engaged the new registered accounting firm.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant